26th Floor, Gloucester Tower
The Landmark
15 Queen’s Road Central
Hong Kong

Telephone: +852 3761 3300
Facsimile: +852 3761 3301

www.kirkland.com

July 5, 2024

Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:
Ms. Rucha Pandit
Ms. Lilyanna Peyser
Ms. Amy Geddes
Ms. Theresa Brillant

Re:	NIP Group Inc. (CIK No. 0001966233)

Response to the Staff’s Comments on the Registration Statement on Form F-1 Filed on June 12, 2024

Dear Ms. Pandit, Ms. Peyser, Ms. Geddes and Ms. Brillant:

On behalf of NIP Group Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 3, 2024 on the Company’s registration statement on Form F-1 filed on June 12, 2024 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s Class A ordinary shares (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing its further revised registration statement on Form F-1 (the “Amendment No.1 to Registration Statement”) and certain exhibits thereto via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.1 to Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.1 to Registration Statement.

PARTNERS:  Pierre-Luc Arsenault3 | Manas Chandrashekar5 | Lai Yi Chau | Michelle Cheh6 | Yik Chin Choi | Jerry C.M. Choi | Maurice Conway5 | Justin M. Dolling5 | David Patrick Eich1,4,5 | Yuan Yue Jennifer Feng5 | Liu Gan2 | Paul Guan3 | James A. Hill5 | Brian Y.T. Ho | Karen K.Y. Ho | Ka Chun Hui | Guang Li3 | Wei Yang Lim5 | Mengyu Lu3 | Neil E.M. McDonald | Amy Y.M. Ngan7 | Paul S. Quinn | Fergus A. Saurin5 | Jesse D. Sheley# | Yusang Shen | Wai Ming Wong11 | Peng Yu3 | Jacqueline B.N. Zheng3,5 | Liang Zhu3

REGISTERED FOREIGN LAWYERS:  John Curran5 | Ming Kong3 | Min Lu3 | Brandon M. Ovington5 | Joshua J. Payne5 | Bo Peng8 | Shinong Wang3 | Anthony Wijaya10 | Jodi K. Wu9 | Yiting Wu12 | Xiang Zhou3

ADMITTED IN:  1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Wisconsin (U.S.A.); 5 England and Wales; 6 Victoria (Australia); 7 New South Wales (Australia); 8 State of Georgia (U.S.A.); 9 State of California (U.S.A.); 10 Singapore; 11 New Zealand; 12 State of Washington (U.S.A); # non-resident

Austin Bay Area Beijing Boston Brussels Chicago  Dallas Houston London Los Angeles Miami Munich New York Paris Riyadh Salt Lake City Shanghai Washington, D.C.

U.S. Securities and Exchange Commission
July 5, 2024

The Company respectfully advises the Staff that the Amendment No.1 to Registration Statement contains the estimated price range and offering size and the Company plans to commence the roadshow for the proposed offering shortly thereafter, and request that the Staff declare the effectiveness of the Registration Statement on or about July 25, 2024. The Company, together with the underwriters, will file joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

Comments in Letter Dated July 3, 2024

Registration Statement on Form F-1

Prospectus Summary, page 1

1.	We note your response to prior comment 4 and reissue it in part. Please revise the cover page and the disclosure on page 3 to affirmatively state that the legal risks associated with operating in China also apply to your presence in Hong Kong. In this regard we note that your intermediate holding company, ESVF (Hong Kong) Esports Limited, and Mr. Mario Yau Kwan are located in Hong Kong.

In response to the Staff’s comment, the Company has added the requested disclosure on the cover page and page 3 of the Amendment No.1 to Registration Statement.

Consolidated Balance Sheets as of December 31, 2023 and 2022, page F-3

2.	We note that your Ninjas segment is profitable while your PRC segment makes a significant net loss, and that the PRC segment contains 45% of the company’s intangible assets and 20% of its goodwill. We also note that overall, your net loss has increased year over year and you continue to be in a negative operating cash flow position. Given these economic factors, please tell us how you determined that the PRC intangible assets and goodwill are not impaired. Include in your response material assumptions used in your determination.

In response to the Staff’s comments, the Company respectfully advises the Staff that it made the assessment according to ASC 350-30-35-18, ASC 350-20-35-3 and ASC 360-10-35, and it is determined there is no indicators of PRC intangible assets and goodwill impairment as of December 31, 2023 based on below considerations:

a. Overall financial performance

1. Net loss: For the PRC segment, the Company incurred share-based expense of approximately $6.1 million, depreciation and amortization of $5.7 million and IPO offering expenditure of $1.5 million, respectively, in 2023. The Company excluded these costs to better understand and evaluate its year-to-year core operating performance. Excluding these costs, the Company’s net loss was about $0.1 million in 2023, almost reach breakeven, compared with net loss in 2022 after excluding depreciation and amortization of $5.3 million as well as the share-based expense and IPO offering cost of $0.3 million. The actual core operating performance were improved and the Company believed that the core operating performance of PRC segment, benefiting from the potential of esports business market in China, could have a rapid development.

U.S. Securities and Exchange Commission
July 5, 2024

2. Cash flow: For the PRC segment, the Company recorded operating cash outflow of $5.2 million in 2023, which was significantly improved compared to the operating cash outflow of $9.6 million in 2022, due to the improvements in operating performance and cost control. The Company plans to further control the budget and enhance the operating efficiency, streamline personnel and institutions, and control labor costs in the upcoming period.

3. Net revenues: The Company's net revenues for the PRC segment increased by 14.2% from US$65.8 million in 2022 to US$75.2 million in 2023, primarily due to the business growth of the Company’s talent management business and event production. The Company believed that it will maintain a sustainable growth in the upcoming years as it managed to host more events driven by the successful integration of internal and external resources in 2023. The Company plans to continue to expand its customer base to generate income from a wider range of customers in other revenue streams.

4. Gross profit margin: The Company's gross profit margin for the PRC segment slightly decreased from 5.7% in 2022 to 4.2% in 2023. In 2022 the Company achieved its top performance in the 2022 KPL tournaments, resulting in prize money totaling $3.3 million and a gross profit of $1.5 million. In 2023, in order to better prepare its players to compete the Hangzhou 2023 Asian Games for China team, the Company lowered its expectation on domestic game and generated lower revenues from KPL athlete transfers and prize money from other tournaments in 2023. After Hangzhou 2023 Asian Games, the Company’s team tactical training, commitment for winning prize money and business operations for athlete transfers were back to normal. Meanwhile, the Company made more effort to establish and deepen the collaboration with Huya in 2023. Given that Huya and the Company are in the initial stages of collaboration, the live streaming platform's relatively low gross profit margin has affected the overall gross profit margin.

The Company believed the decrease in gross profit is temporary, the exposure gained during the Hangzhou 2023 Asian Games is expected to yield economic benefits in the future, thus reinforcing the value of intangible assets and goodwill. For instance, the reputation and experiences are likely to be recognized and valued by the market and enhance more income from player transfer in the upcoming years. Also, with deepening cooperation, the profitability from business with Huya should be gradually improved.

b. Cost factors

The Company was in good control of cost due to the accumulated experience and efficient operation. As to the Company’s PRC segment, selling and marketing expenses as percentage of the net revenues decreased from 8.3% in 2022 to 6.8% in 2023, and the general and administrative expenses excluding share-based compensation for the Company’s management and administrative employees, as percentage of the Company’s net revenues, decreased from 9.4% in 2022 to 9.2% in 2023.

U.S. Securities and Exchange Commission
July 5, 2024

c. Sustained increase in market price

1. The fair value of the PRC segment reporting unit before the business combination with Ninjas in Pyjamas on January 10, 2023, was $252.0 million, as valued by the independent appraiser BDO US LLP. This valuation was significantly higher than the net assets per book value.

2. According to the valuation report of preferred shares provided by BDO US LLP, as of December 31, 2023, the fair value of the Group was approximately $489.1 million. This represents an increase from the fair value of $420.0 million as of January 10, 2023.

3. There is no indicator of significant decrease in the market price of the Company’s intangible asset, including league tournaments rights, agency contract rights, talent acquisition cost and brand names.

d. Macroeconomic conditions

General economic conditions of China kept sustainable development. In 2023, China's Gross Domestic Product growth rate reached 5.2%. Due to the relaxation of the government policy regarding travel, quarantine and other control measures, domestic economy and foreign trade are recovering rapidly. As of December 31, 2023, the macroeconomic condition remained positive and there were no significant negative indicators such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets, etc.

e. Industry and market considerations

The market size of esports industry in China has grown rapidly, driven by favorable government policies combined with the large population base. The PRC government has in recent years launched a series of esports competitions and events and supporting policies in terms of funding, talent growth, taxation, visas and broadcasting, providing an ideal macro backdrop for the development of the industry.

In 2021, Ministry of Culture and Tourism of China published “The Culture and Tourism Development Plan during the ‘14th 5-year Plan’ Period” to “promote the integration and development of esports, game and amusement industry.” The Olympic Council of Asia included esports to be an official medal event at the 19th Asian Games 2022 hosted in Hangzhou, China.

According to the Frost & Sullivan Report, the growth of the Esports club industry in China is primarily driven by increased investment from both the government and private business. The market size of the Esports club industry in China is expected to grow at a compound annual growth rate (“CAGR”) of 21.6% from 2022 to 2027 and reach USD 0.94 billion by 2027.

f. Significant adverse change

There is no indicator of significant adverse change in the Company’s intangible assets or in legal factors, or in the business climate that could affect the value of the Company’s assets, including adverse action or assessment by regulator.

U.S. Securities and Exchange Commission
July 5, 2024

g. A current expectation that, more likely than not, the Company’s intangible assets will be sold or otherwise disposed of significantly before the end of its estimated useful life.

The Company expects to continue to use the Company’s intangible assets and these intangible assets are necessary for operation business. The Company does not have plans to dispose the assets significantly before the end of their estimated useful life, except for certain talent acquisition cost related to its esports players if the Company receives attractive offer price from the market.

Conclusion:

Goodwill: pursuant to 350-20-35-3D, no events or circumstance tend to indicate that it was more likely than not that the fair value of the reporting unit is less than its carrying amount. Hence, the two-step goodwill impairment test was unnecessary. No impairment provision needed to be recognized for the goodwill of PRC segment as of December 31, 2023.

Intangible assets with indefinite lives: pursuant to 350-30-35-18, no events or changes in circumstances indicate that it was more likely than not that the intangible assets are impaired. Therefore, it is unnecessary to perform the quantitative impairment test as described in paragraph 350-30-35-19. No impairment provision needed to be recognized for the intangible assets with indefinite lives of PRC segment as of December 31, 2023.

Intangible asset with definite lives: pursuant to 360-10-35, there is no indicator that shows the Company’s intangible asset with definite lives might be impaired for the year ended December 31, 2023 and test for recoverability should not be performed. No impairment provision needed to be recognized for the intangible asset with definite lives of PRC segment as of December 31, 2023.

U.S. Securities and Exchange Commission
July 5, 2024

Financial Statements of NIP Group, Inc.

Note 15 - Mezzanine Equity

Class B-1 Redeemable Preferred Shares

Redemption Rights, page F-39

3.	We note the disclosure on page F-43 that as of December 31, 2023 redemption trigger events c, d and e have been determined to be satisfied. Please clarify the intended meaning of this disclosure. Specifically state whether, due to these items being satisfied, these shares are now subject to redemption, or if all the elements set forth need to be satisfied for redemption. Please also explain to us and revise your financial statement footnote, as appropriate, to include the impact to your financial statements if these shares are redeemed.

In response to the Staff’s comments, the Company has revised the disclosure on page F-43, and it actual means that the Company had met the corresponding criteria for not triggering these redemption events.

* * *

U.S. Securities and Exchange Commission
July 5, 2024

If you have any questions regarding the Registration Statement, please contact Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 186 1049 5593 (cell); or Charles Yin, senior partner at Marcum Asia CPAs, LLP, by telephone at +86 133 1619 6688 or via email at charles.yin@marcumasia.com. Marcum Asia CPAs, LLP is the independent registered public accounting firm of the Company.

Sincerely,

/s/ Steve Lin
Steve Lin

cc:	Mario Yau Kwan Ho, Co-Chief Executive Officer, NIP Group Inc.
Zhiyong Li, Chief Financial Officer, NIP Group Inc.
Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Charles Yin, Senior Partner, Marcum Asia CPAs, LLP